Exhibit 99.1

FOR RELEASE March 25, 2010, 9:00 a.m. ET

ITOCHU Corporation Vests its Interest in Pure Nickel’s MAN Project,
Accelerates Planned Expenditures for 2010 and Beyond

TORONTO: March 25, 2010. Pure Nickel Inc. (TSX: NIC, OTCBB: PNCKF) is extremely pleased to report that ITOCHU Corporation has confirmed its confidence in the MAN Alaska project and will proceed with exercising its option to vest its interest. Based on encouraging results of the 2009 exploration season ITOCHU has agreed to an acceleration of expenditures over the next three years. The partners have agreed to a $7.5 million budget for 2010, which represents an almost 90% increase over the original $4 million budget. (All dollar amounts herein are in United States funds.)

The terms of the original agreement provided ITOCHU with the opportunity to vest a 20% interest at this point, In recognition of the progress made at MAN in 2009, ITOCHU has not only agreed to increase the 2010 exploration budget, it will also spend $8.0 million in 2011 and $8.0 million in 2012 when it decides to keep its option to earn an additional 30% interest in response to positive results of exploration programs from 2010. Combined, $23.5 million will be spent in three years as opposed to four years under the terms of the original agreement.

In consideration for the large increases in exploration budgets, the vested interest in the project will now be 30% as opposed to the 20% interest originally contemplated. The total vested interest at the end of the second tranche of spending remains unchanged at 60%.

Mr. David McPherson, President and CEO of Pure Nickel said, “We are very excited at the prospect of the large increase in our exploration program this year. We believe that the MAN property has advanced sufficiently to warrant this level of expenditure. Our two companies share a common approach to the science of exploration and the collective goal of discovering a world class deposit at MAN.”

Pure Nickel will continue to earn a 10% management fee, remain as operator, and receive a vesting fee of $500,000.

Mr. Satoshi Kondo, ITOCHU Group Manager of Mineral Resource Development Group stated, “We are delighted with the progress of the MAN property, our extensive dealings with the Pure Nickel team has confirmed our confidence in their technical and project management skills.”

Conference Call

A conference call hosted by Mr. McPherson to discuss this important step for the MAN project will be held on Friday, March 26, 2010 at 10:00AM Eastern Time.

Conference Call in Details:

Call-in Number	–	North America	1-888-241-0323
Call-in Number	–	International	(647) 427 – 3410

Conference ID # 65399986

The conference call will be available for replay on Pure Nickel’s website (http:/www.purenickel.com)

About ITOCHU Corporation:

Headquartered in Tokyo, Japan, ITOCHU is a publicly listed multi-billion dollar 150 year-old conglomerate, with multiple divisions operated through 15 offices in Japan and 138 overseas. ITOCHU is engaged in domestic trading, import/export, and overseas trading of various products such as textiles, machinery, information and communications-related products, metals and mineral resources, products related to coal, oil and other energy sources, general merchandise, chemicals, and provisions and food. In addition, ITOCHU has made multifaceted investments in insurance agencies, finance, construction, real estate trading, and warehousing as well as operations and businesses incidental or related to those fields. The joint venture with Pure Nickel is through ITOCHU's 100% subsidiary held by Metals & Minerals Division, Energy, Metals & Minerals Company.

About Pure Nickel Inc.

Pure Nickel is a mineral exploration company with a diverse collection of advanced multiple nickel sulphide and PGE (Platinum Group Elements) projects in Canada and Alaska.

Some of the statements contained herein may be forward-looking statements which involve known and unknown risks and uncertainties. Without limitation, statements regarding potential mineralization and resources, exploration results, and expectations, plans, and objectives of Pure Nickel are forward looking statements that involve various risks. The following are important factors that could cause Pure Nickel’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future exploration activities and cash flows and the uncertainty of access to additional capital. There can be no assurance that forward-looking statements will prove to be accurate as actual results and future events may differ materially from those anticipated in such statements. Pure Nickel undertakes no obligation to update such forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on such forward-looking statements.

The TSX Exchange does not accept responsibility for the adequacy or accuracy of this release.

For further information:

The Howard Group
Jeff Walker
Toll Free: 1-888-221-0915
Email: info@howardgroupinc.com
www.howardgroupinc.com

Pure Nickel Inc.
David R. McPherson
President & CEO
T. (416) 644-0066
Email: info@purenickel.com
www.purenickel.com